# Invest in Boaz Bike

Revolutionary eco-conscious micro-mobility company moving people more safely



🐦 f @ BOAZBIKES.COM DALLAS TX   Hardware  Technology  Entertainment  Social Impact  Sharing Economy

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## Why you may want to invest in us...

1  💪 ZERO reported accidents in over 20K+ rides

2  📊 Profit per ride has increased 283% from 2019 to 2021

3  💰 Increased yearly revenue by over 500% while increasing 10%-20% in month over month revenue.

4  🙌 Over 90% of scooter riders in our target market prefer to ride a Boaz over our competitors.

5  🚀 Currently have 3 City permits with plans to operate in 20+ cities by the end of 2021

6  🔐 Patent Pending on our new Model 3; Expected to launch in 2021 and change the safety game

7  😃 $200,000+ on cash on hand to catapult our expansion in 2021 (as of Nov 2020).

8  Black-Founded and Female-Founded Business

## Why investors ❤️ us

WE'VE RAISED $563,235 SINCE OUR FOUNDING

 *Bird was the first mover in the e-scooter space, and Jump had access to the biggest distribution channel in the industry, Uber's app. Yet, despite those advantages, Lime has crushed both of them to become the biggest micromobility company in the world (so much so that Uber recently invested into Lime and sold Jump to them). Lime's secret is simple: they achieved much better unit economics by ruthlessly pursuing operational and technological efficiencies. In this industry, great unit economics determine the market leader.*

*That is precisely what has me so excited about Boaz Bikes. Between tech advantages (e.g. modular battery and simplified, robust construction) and operations advantages (e.g. streamlined personnel stack and optimized infrastructure), Boaz has much lower costs than the industry average. And those efficiencies even have room to improve as Boaz increases its scale. COVID-19 has leveled the micromobility playing field overnight, and a profitable newcomer like Boaz is poised to dominate unprofitable incumbents.*

*True, Boaz bikes are safer, easier to use, and more comfortable than other e-scooters. True, Boaz has already demonstrated explosive traction in a couple underserved markets and market segments. But those are just icing on the cake. The cake is that Boaz has great unit economics; in this industry and at this time, that is everything.*

*[Full disclosure: I am an investor in Lime. I don't view that as a conflict of interest, because a win-win acquisition might very much be on the table.]*

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**Richard Dahan** Managing Partner, Vantage Ventures

LEAD INVESTOR ❓   INVESTING $1,000 THIS ROUND

 *Excited about new technology that makes transportation easy and reduce our carbon footprint*  ⌄

 **Adrian Harewood** ⭐

SEE MORE

## Our team

 **Emil I NNANI**
CEO
*Devoted the last 5 years to solving the first and last mile transportation problem in America. Serial entrepreneur who built a multi-million dollar retail business that he later sold. True Visionary who is laser focused on making the world better.*


 **Rofeal Daniels**
VP of Operations
*Ran head of operations in the midwest for Spin Scooters. Helped Spin scooters expand into 60+ markets.*


 **Cory Smith**
CFO
*MBA in finance from Wharton. Helped lead SportsRecruits to their 1st year of profitability. Helped startups raise millions in seed funding. Ran financials for a health care company with over $9 Billion in revenue.*


 **Shauna Armitage**
CMO
*Helped companies achieve results such as a 400% increase in website conversions and a 220% growth in sales. Hubspot Certified professional with a certificate in Women's Entrepreneurship from Cornell University.*


 **Chris W**
COO
*Helped build operations for early Uber, launched SF, LA, & SD markets. Cofounded an Uber competitor company, took company from $0 to $2 Million annual revenue. Company acquired Apple, Inc. as largest customer, with 6k downloads on launch day.*


 **David Valaer**
Advisor
*Private Equity Investor, Entrepreneur, and pilot. Many successful exits and sits on the board of multimillion dollar companies.*


## In the news

MINNE**INNO** **Boaz Bikes Launches Seatable E-Scooters in Atlanta, Free Rides in October**

As the City of Atlanta and public officials continue to solve issues presented by dockless vehicles and e-scooters, another company launched a fleet of vehicles on Wednesday and could very well be the

October 23, 2019 @ americaninno.com

**Fourth scooter company, Boaz Bikes, to launch in Detroit**

The company plans to reach Detroit's max limit of 400 scooters, 300 downtown and at least 100 in the neighborhoods outside of the city's bustling downtown and Midtown. Boaz Bikes join Bird, Lime and Spin in

May 24, 2019 @ crainsdetroit.com

# We're Making Cities Safer + The Future is Looking BLUE



Emil Nnani was inspired by his mother's entrepreneurial journey and always knew he was destined to grow companies. After the success of his retail stores, Emil was noticing how destined to grow companies. After the success of his retail stores, Emit was noticing how many injuries were occurring as a result of the new scooters popping up in major cities across the US and he had an idea for how to make this transportation a little bit safer. He and his wife sold everything and moved to Texas to make it happen.

Boaz is an electric scooter-bike company that focuses on safety.

**We were first in the sit-down shared scooter market and now we've designed our Model 3 vehicle which will be the next phase of micro-mobility scooters (patent pending). Our Model 3 vehicles will be the most durable and safest scooter on the market. Funds from this raise will help us send vehicles into production and roll them out into the markets in early 2021.**





The features on the Boaz are unlike anything you've seen from the competition before. We've had a lot of "firsts":

- The first operator to put seats (adjustable) on scooters.

- The first operator to add side mirrors to our vehicles.

- The first operator to add turn signals to our vehicles.

- The first operator to add hot-swappable batteries to our vehicles (drastically decreases operational expenses).

- The first operator to attach helmets to each vehicle.

- The first operator to attach carrying baskets to our vehicles.

- The first operator to have an actual brake light (and not just a reflector).

- Custom-built kickstands (results in fewer vehicles tipped over).

- Sensors all around our vehicles that notify us when a vehicle is being moved, picked up, or has fallen over.

**Investing in Boaz isn't just a good investment into your own financial future, it's also good for the planet. We're building for zero-emissions because BLUE is the new green.**

There's so, so much to love about Boaz, but don't take our word for it....





While safety is our #1 priority, and the love of our users is important, you need to know why Boaz is a good choice for your dollars.

Besides wanting to change the world and leave it better, our founders are wicked smart and can get the job done with less. Collectively they have over 20+ years in the transportation industry. Boaz is a Black-Founded and Female-Founded business with Emil Nnani and Christiana Winfrey both having built ride-share companies from the ground up before Boaz. Winfrey also helped Uber grow into a Multi-Billion dollar business. *Our lead investor is an early investor in Lime scooters, so you can be confident that the best minds in the industry believe in what we're building.*

We are currently profitable in our pilot market and we believe we can be profitable in less than 30 days in any market we expand into. And this is how we do it:

**We developed a strategy that allows us to target the best areas in any market to deploy our vehicles. Our state of the art global positioning system grants us the peace of mind that we need to leave our vehicles dockless. We use AI to not only find the best hub locations for our fleet but also the best way to swap batteries and relocate vehicles. Doing this saves time and money on the operations side.**

-Vehicles are deployed in strategic areas.

-Each vehicle has a hangtag on it that gives new users instructions on how to download our top of the line mobile app.

-Users download the mobile app.

-They add money to their digital wallet within the app.

-They scan the QR code which turns the vehicles on.

-They ride wherever they please and when done they end their ride within the app.

-They snap a picture of their proper parking ($3 fine for improper parking).

-The app deducts funds from their wallet.

-Their remaining balance stays in their wallet until their next ride.



Boaz Bikes is revolutionary in the micro-mobility space and we want to take you along for the ride. Are you ready to grow with us? You can invest today with as little as $100 or if you'd like to invest more and own a larger share of the company, let's chat. If you're considering an investment over $2,500, our CEO wants to chat with you. Get on Emil's calendar here: https://calendly.com/emilboaz/30minchat



# Investor Q&A

– COLLAPSE ALL

### What does your company do? ⌄

Electric scooter sharing company focused on safety. We cut operational expenses by 80% compared to competitors. We've significantly cut down time and cost with our ability to swap out dead batteries in less than one minute, compared to transporting scooters to secondary charging location. We inspect and monitor vehicles throughout the day, providing the highest quality shared vehicle on the market with our state of the art scooter design. Above all else, safety is our focus and differentiator.

### Where will your company be in 5 years? ⌄

We are hoping to have an early exit in late 2021. We plan on expanding into 20+ cities by mid-2021 and with the mass production of our newly designed scooter, we plan to expand to 60-100 cities by the end of 2021. If a merger/buyout doesn't happen we hope over the next 3 years to be the #1 shared scooter provider worldwide. Our new scooter design is like nothing else currently on the market. These projections cannot be guaranteed.

### Why did you choose this idea? ⌄

The last 5+ years in the transportation industry has taught our team a lot. The world is shifting towards smart cities and Boaz wants to be a part of the shift. The avg car ride in a downtown city is less than 15 mins/2 miles. Uber would cost ~$8 while Boaz would cost ~$3.25. We've developed a more cost efficient & safer way to move people around.

### How far along are you? What's your biggest obstacle? ⌄

Funding. We need more capital. We've already proven our concept and have worked wonders through 2019. Now we need funding to put more vehicles on the road and funding to help us expand into more markets. We currently have a waiting list of cities wanting us to expand in their market that we simply cannot do without more funding.

### Who competes with you? What do you understand that they don't? ⌄

Bird, Lime, Uber, Lyft are the most notable ones. They currently don't see the niche market of users who care about safety. There are thousands of accidents every month on these platforms and those injured have loved ones who will never touch a stand-up, unsafe scooter. Boaz is the alternative to the reckless young rider. Most of our users have come from Bird/Lime/etc. choosing us over them because we're much safer.

### How will you make money? ⌄

We currently use one revenue model but have six different streams to bring in income. We charge $1 to rent the vehicle and ~.25 additional per minute. We also plan to implement parking fines, charge for recorded tourist footage, charge for scooter deliveries, group rides, scooter reserving for the day, monthly scooter rentals, scooter sales/ownership and maintenance, and much more once we scale. We also have plans to enter the B2B market with corporate and university campuses. The sky is the limit!

### What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Complete failure is not an option. Failure for us is staying small, operating in 5-10 cities (still generating millions in yearly revenue). Boaz deserves to be in 100+ cities worldwide and the only thing that hinders that success is funding. Cities love us and we have great relationships with them in our current markets. Our only downfall is that we don't have enough funds to expand. Our competitors are sold on the stand-up scooter and we have a good runway to roll out and continue to take market share before they enter this space. Without capital, we cannot grow at a fast enough pace to become the thorn that they hate. With enough funding, we cannot lose in this fight to bring micro-mobility to cities across the world.

### Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Right now competition is focusing on expanding into more markets with cheap Chinese products. Scooter share is new to the USA (launched in 2018) and the sit-down option (we were the first to start in 2018) is underserved. Cities are looking for SAFE, smart mobility options and the scooter market is predicted to grow quickly and continuously over the next ten years. We are early in this industry to help solve first and last-mile transportation for packed cities.

### Why the name BOAZ? ⌄

Boaz is a biblical character who stood for what we stand for. He was strong, wealthy, and had good character. When our users see us we want them to see a company and product that was built strong and safe. A product that couldn't be compared to cheaply built foreign products. A company that is lead by people who care about the problems we are trying to solve.

### How has Covid affected your business ⌄

Covid actually hurt our larger competitors. Those who were in 50-100 cities before Covid had to scale down, pull fleets off the streets, and lay off workers (who may never come back) all at a big cost. With us only being in three markets before Covid we were able to scale back without breaking the bank. We relaunched in June and the support has been amazing. We sanitize our vehicles daily and notify our users about our cleaning process which we believe is one of the reasons they are flocking to use us now over the competition.

### How do you explain 2019 losses? ⌄

In 2019, we were just rolling out into our new markets at the end of the year (Detroit in June and Atlanta in October). The numbers you see in 2019 reflect the $200k+ to purchase vehicles and open cities, while only operating and generating revenue for a few months. Our 2020 year to date revenue is over $150K including shutting down for a few months due to Covid.

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